SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-23971

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Gaston Federal Savings and Loan Association Employees' Savings & Profit
                             Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Citizens South Banking Corporation
                              245 West Main Avenue
                                  P.O. Box 2249
                       Gastonia, North Carolina 28053-2249

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                              SUMMARY ANNUAL REPORT

                  FOR GASTON FEDERAL BANK EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for the Gaston Federal Bank Employees' Savings & Profit Sharing Plan and Trust, EIN 56-0233080, Plan No. 004, for the period January 1, 2001 through December 31, 2001. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $170,941. These expenses included $155,995 in benefits paid to participants and beneficiaries and $14,946 in other expenses. A total of 67 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $3,166,986 as of December 31, 2001, compared to $2,764,469 as of January 1, 2001. During the plan year the plan experienced an increase in its net assets of $402,517. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $573,458 including employer contributions of $66,877, employee contributions of $169,795, and earnings from investments of $336,786.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.  financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call Gaston Federal Bank, PO Box 2249 245 West Main Avenue, Gastonia, NC 28053-2249,
(704) 868-5200.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Gaston Federal Bank, PO Box 2249, 245 West Main Avenue, Gastonia, NC 28053-2249) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             GASTON FEDERAL SAVINGS AND LOAN
                                             ASSOCIATION EMPLOYEES' SAVINGS &
                                             PROFIT SHARING PLAN AND TRUST


Date:  May 20, 2002                          By:  /s/ Paul L. Teem, Jr.
                                                ------------------------------
                                                Name:  Paul L. Teem, Jr.
                                                Title: Executive  Vice President
                                                       and Secretary, Citizens
                                                       South Bank, successor to
                                                       Gaston Federal Savings
                                                       and Loan Association